

Mail Stop 4561

November 14, 2008

JoAnn Sannasardo Lilek
Executive Vice President and
Chief Financial Officer
Midwest Banc Holdings, Inc.
501 W. North Ave.
Melrose Park, IL 60160

> **Re: Midwest Banc Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 12, 2008**
> **File No. 001-13735**

Dear Ms. Lilek:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   We note you have incorporated by reference financial information in your proxy statement. Please provide the pro forma information required by Item 13 of Schedule 14A. You may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

2.   If there is a possibility that you will not receive the total $85.5 million you intend to seek
        under the Program, please disclose the range of estimated proceeds from your proposed
        sale of securities to the Treasury Department using 1% and 3% of your company's risk-
        weighted assets as of the most recent practicable date.

3.   Please discuss how your participation in the Capital Purchase Program may:

        a. impact the holders of any outstanding senior classes of your securities;

        b. impact the rights of your existing common shareholders; and

        c. dilute the interests of your existing common shareholders.

4.   Disclose, if true, that the Treasury Department is not obligated to accept your application
        to participate in the Capital Purchase Program and that the estimated proceeds of your
        proposed sale of securities to the Treasury Department are not guaranteed.

5.   Discuss any material effect on your liquidity, capital resources or results of operations if
        the proposal is approved and the Treasury Department denies your application.

6.   Disclose whether you will modify any plans or contracts to comply with limits on
        executive compensation established by Section 111 of the Emergency Economic
        Stabilization Act of 2008. We note your disclosure on page 18 regarding Treasury's
        executive compensation standards.

                    *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney

cc: By fax (708) 865-7235
       Edward Wajda
       Midwest Banc Holdings, Inc.